February 10, 2021

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Lion Electric Co

Registration Statement on Form F-4

Filed December 31, 2020

File No. 333-251847

Ladies and Gentlemen:

Set forth below are the responses of The Lion Electric Company (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 27, 2021, with respect to the Registration Statement on Form F-4, File No. 333-251847, filed with the Commission on December 31, 2020 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). We are separately furnishing to the Staff six courtesy copies of the Amended Registration Statement marked to show the changes made to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amended Registration Statement unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Amended Registration Statement.

Registration Statement on Form F-4

General

1.	Please disclose the anticipated use of the trust and PIPE funds.

RESPONSE: The Company expects to use the funds raised in connection with the Business Combination and the PIPE Financing to repay indebtedness and fund its growth strategy, which includes the establishment of a production facility in the United States, the development of proprietary battery modules and packs, the establishment of a new battery pack assembly factory, other research and development activities and an increase in working capital expected to be required to accommodate growth in revenues. In response to the Staff’s comment, the disclosure relating to the use of proceeds has been amended throughout the Amended Registration Statement to include such details regarding the Company’s growth strategy, which details are also described in other sections of the Registration Statement.

Securities and Exchange Commission

February 10, 2021

2.	Please disclose Lion’s forecasts and the assumptions underlying such forecasts.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 88 through 89 of the Amended Registration Statement in response to the Staff’s comment.

Summary Term Sheet, page i

3.

Please revise the post-closing ownership disclosure on page iii to clarify whether any of the public stockholders, the sponsor or the existing shareholders of Lion will purchase shares in the PIPE financing.

RESPONSE: In response to the Staff’s comment, the disclosure relating to the expected post-closing ownership has been amended in the Summary Term Sheet of the Amended Registration Statement on page iii.

Why is NGA proposing the business combination?, page v

4.	Please provide support for the statement that Lion is a North American leader in electric transportation.

RESPONSE: the Company’s statement that it is a North American leader in electric transportation is based on, among other things, (i) its product offering, which currently consists of seven purpose-built, all-electric mid-range truck and bus models, and an additional pipeline of eight new mid-range truck and bus models to be launched in the foreseeable future, which Company management believes is one of the most extensive all-electric medium- and heavy-duty vehicle offerings in North America (ii) its experience, with the Company having more than 10 years of focused all-electric vehicle R&D, manufacturing and commercialization experience, and over 300 purpose-built all-electric vehicles on the road today (representing more than 6 million miles driven), and (iii) its historical sales and deliveries, when compared to third party market and industry data relating to new vehicle registrations in the United States and Canada, which, with respect to all-electric school buses, has represented a market share consistently in excess of 65% in the last three years in the United States and Canada.

Will Lion obtain new financing in connection with the Business Combination?, page vi

5.

Please revise your disclosure to provide a comparison of the price that the PIPE investors will pay for the 20,040,200 million shares of the Lion common shares to the market value of the NGA common stock based on the NYSE closing price on the record date.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page vi of the Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

February 10, 2021

Q: What interests do the current officers and directors have in the Business Combinations and Answers About the Business Combination, page ix

6.	In your next amendment please fill in the blanks to provide the value for the missing information as of the most recent practicable date.

RESPONSE: The Company respectfully advises the Staff that, in response to the Staff’s comment, the Company has revised the disclosure on pages ix through x of the Amended Registration Statement, and the like disclosure under “Interests of Certain Persons in the Business Combination” on pages 6 through 7, and page 90, of the Amended Registration Statement.

7.	Please include the aggregate value of the 8,139,069 Private Placement Warrants and 3,000,000 NGA Working Capital Warrants.

RESPONSE: The Company respectfully advises the Staff that, in response to the Staff’s comment, the Company has revised the disclosure on page ix of the Amended Registration Statement, and the like disclosure under “Interests of Certain Persons in the Business Combination” on page 7 and page 90 of the Amended Registration Statement, to include both the aggregate cost and the aggregate cost and aggregate value of the Private Placement Warrants and the NGA Working Capital Warrants.

8.	Please revise the third bullet to include the aggregate value of the Private Placement Warrants.

RESPONSE: The Company respectfully advises the Staff that, in response to the Staff’s comment, the Company has revised the disclosure on page x of the Amended Registration Statement, and the like disclosure under “Interests of Certain Persons in the Business Combination” on page 7 and page 90 of the Amended Registration Statement, to include the aggregate cost and aggregate value of the Private Placement Warrants.

9.	Please revise the sixth bullet to include the amount of expenses incurred to date.

RESPONSE: The Company respectfully advises the Staff that, in response to the Staff’s comment, the Company has revised the disclosure on page x of the Amended Registration Statement, and the like disclosure under “Interests of Certain Persons in the Business Combination” on page 7 and page 90 of the Amended Registration Statement, to include the amount of the specified expenses incurred to January 31, 2021.

Summary of the Proxy Statement/Prospectus

Redemption Rights, page 7

10.

We note that you have provided the redemption payment as of September 30, 2020. Please revise to provide the payment as of a more recent date. Please make consistent changes to the disclosure in the Notice of Special Meeting of Stockholders.

RESPONSE: The Company respectfully advises the Staff that, in response to the Staff’s comment, the Company has updated the specified disclosure regarding the redemption amount, on pages ii, xi, 8, 55, 69, and 90 of the Amended Registration Statement and in the Notice of Special Meeting of Stockholders, to be as of January 31, 2021.

Securities and Exchange Commission

February 10, 2021

Risk Factors, page 19

11.

We note that you refer to additional risks disclosed in the NGA’s final prospectus dated August 17, 2020, and as updated by subsequent Quarterly Reports on Form 10-Q. Since you are not eligible to incorporate those filings by reference into this proxy statement/prospectus, please remove such references, and please provide representation to us that all material risks have been disclosed. Please make corresponding changes on page 45, and to the forward-looking statement disclosure on page 15.

RESPONSE: The Company respectfully advises the Staff that, in response to the Staff’s comment, the Company has removed such references, including on pages 15, 19 and 45, and confirms that all material risks relating to the transaction and the registrant have been disclosed.

Failure to drastically increase manufacturing capacity..., page 20

12.	We note your disclosure that your current facility has a capacity of approximately 2,500 vehicles per year. Please state approximately how many vehicles you manufactured in 2020.

RESPONSE: The Company manufactured 84 vehicles at its current manufacturing facility in 2020, comprised primarily of LionC (Type C school bus) and a few Lion 360o (cowled-chassis bus) buses and Lion 6 and Lion 8 urban class truck prototypes. The Company has revised the disclosure on page 20 of the Amended Registration Statement accordingly.

If the Business Combination does not qualify as a “reorganization”..., page 49

13.

We note that Lion is not representing that the Business Combination would qualify as a tax-free “reorganization”. Please revise to include this statement on the cover page and in the questions and answers section. Please add more specific disclosure with respect to investors’ potential taxable gain or loss upon the exchange of such NGA Common Stock or NGA Warrants for Lion Common Shares or Lion Warrants pursuant to the Business Combination. We may have further comment upon receipt of the tax opinion which we note will be filed as Exhibit 8.1.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 49 through 50 of the Amended Registration Statement in response to the Staff’s comment. Exhibit 8.2 containing the tax opinion of Husch Blackwell LLP with respect to the qualification of the Business Combination as a reorganization within the meaning of Section 368(a) of the Code (including that it is not excluded from the application of such provisions pursuant to Section 367 of the Code) has been filed with the Amended Registration Statement.

Securities and Exchange Commission

February 10, 2021

Unaudited Pro Forma Consolidated Financial Information

Notes to Unaudited Pro Forma Consolidated Financial Statements

2 - Adjustments to Unaudited Pro Forma Consolidated Financial Statements, page 61

14.	We refer to adjustment (i). It appears that your first adjustment labeled (k2) in the amount of $304,465,469 corresponds to adjustment (k1) below the table on page 61. Please revise accordingly.

RESPONSE: Please note the adjustment labeled (k1) in the amount of $304,465,469 is for the reclassification of the Common stock subject to possible redemption being presented as mezzanine equity in the financial statements of NGA to a long-term liability to be in accordance with IFRS. This adjustment is presented directly on the unaudited pro forma consolidated statement of financial position as of September 30, 2020.

The adjustment labeled k(2) that is part of the adjustment (i), is for the reclassification of the Common stock subject to possible redemption, being presented as a long-term liability following the k(1) adjustment, to equity to reflect the conversion of the Common stock subject to possible redemption into Lion Common Shares. Accordingly, the Company believes no revision is required.

Termination, page 79

15.	Please state if the parties agreed to pay any fees in the event that the business combination agreement is terminated.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 79 of the Amended Registration Statement in response to the Staff’s comment.

Related Agreements, page 80

16.	Please revise your disclosure in the introductory paragraph to state that all of the agreements described in this section have been filed as exhibits to the proxy statement/prospectus.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 80 of the Amended Registration Statement in response to the Staff’s comment.

Background of the Business Combination, page 81

17.

We note your disclosure that you evaluated approximately 30 potential acquisition targets. Please revise to discuss their size and material attributes of the targets and the extent to which negotiations progressed.

RESPONSE: The Company respectfully advises the Staff that, in response to the Staff’s comment, the Company has expanded the disclosure on page 81 of the Amended Registration Statement.

Securities and Exchange Commission

February 10, 2021

18.	Please identify the members of the target evaluation committee.

RESPONSE: The Company respectfully advises the Staff that, in response to the Staff’s comment, the Company has expanded the disclosure on page 81 of the Amended Registration Statement.

Material U.S. Federal Income Tax Considerations, page 91

19.

We note that you intend for the transaction to qualify as a reorganization under Section 368(a) of the Code, please revise your disclosures here to more clearly state counsel’s tax opinion on whether the transaction will qualify as a reorganization. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use “should” rather than “will,” but counsel providing the opinion must explain why it cannot give a “will” opinion and describe the degree of uncertainty in the opinion. Please refer to Sections III.B and C of Staff Legal Bulletin 19.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 100 of the Amended Registration Statement in response to the Staff’s comment.

PROPOSAL NO. 2—THE CORRECTIVE AMENDMENT PROPOSAL, page 109

20.

We note the proceeds from the NGA Working Capital Warrants will be used to pay the transaction costs associated with the Business Combination. Please disclose the current transaction costs associated with the Business Combination.

RESPONSE: The Company respectfully advises the Staff that, in response to the Staff’s comment, the Company has revised the disclosure on page 111 of the Amended Registration Statement to include the approximate amount of transaction costs and other expenses incurred through January 31, 2021, as well as the amount of such costs and expenses known or expected to be incurred through the expected closing of the Business Combination.

Products and Services, page 137

21.

For each of the trucks and buses currently available in the tables on pages 137 and 139, please provide the number of each model that you sold in the nine months ended September 30, 2020. Please also show the percentage of overall sales that are attributable to trucks and buses.

RESPONSE: In the nine months ended September 30, 2020, the Company sold 32 units of its LionC (type C school bus) (with no sales of any other electric vehicle models) as well as two diesel powered units. Please note that the two diesel powered units were sold on a one-off basis, and that the customers thereof have been informed that the Company will not be selling any further diesel units in the future. The Company has revised the disclosure on pages 139 and 141 of the Amended Registration Statement accordingly.

Securities and Exchange Commission

February 10, 2021

Contractual Arrangements with Affiliates of Amazon.com, Inc., page 144

22.

Please file the master purchase agreement and work order as exhibits to the proxy statement/prospectus. In addition, please revise your disclosure to provide more detail regarding the terms of the agreement. For example, we note that you are required to deliver “up to 500 trucks” per year, which is significantly more than you have delivered to date under the agreements. Further, please describe any termination or cancellation provisions.

RESPONSE: In response to the Staff’s comment, we respectfully submit that the master purchase agreement and work order (collectively, the “MPA”) are not required to be filed as exhibits to the Registration Statement as they were entered into in the ordinary course of business and do not fall into any of the specified categories requiring filing as an exhibit set forth in (A) through (D) of Item 601(b)(10)(ii) of Regulation S-K.

Item 601(b)(10)(i) of Regulation S-K requires that every contract “not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report” or “was entered into not more than two years before the date” the registrant first files a registration statement is required to be filed as an exhibit. Item 601(b)(10)(ii) of Regulation S-K goes on to state that “[i]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the” specified categories contained in (A) through (D) of Item 601(b)(10)(ii) of Regulation S-K, “in which case it shall be filed except where immaterial in amount or significance.” Therefore, if a contract is made in the ordinary course of business and does not fall into the specified categories contained in (A) through (D) of Item 601(b)(10)(ii), then it is not required to be filed as an exhibit under Item 601(b)(10).

As disclosed in the Registration Statement, the MPA simply establishes the framework under which the Company may sell and the Specified Customer may purchase up to a specified number of all-electric trucks. However, the Specified Customer is not obligated to purchase any minimum quantity of vehicles under the MPA. As disclosed in the Registration Statement, to date, the Specified Customer has submitted one purchase order under the MPA for the purchase of 10 Lion6 trucks. the Company is in the business of designing, developing, manufacturing and distributing all-electric medium and heavy-duty urban vehicles. The MPA falls directly into the Company’s ordinary course of business as it involves the manufacturing and distribution of all-electric medium and heavy-duty urban vehicles to the Specified Customer.

Further, the Company has determined that the MPA does not fall within any of the specified categories requiring filing as an exhibit set forth in (A) through (D) of Item 601(b)(10)(ii) of Regulation S-K.

Subsections (A), (C) and (D) are inapplicable to the MPA. Item 601(b)(10)(ii)(B) of Regulation S-K pertains to any “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials.” The MPA does not fall into this category as the Company’s business is not substantially dependent on the MPA. As disclosed in the Registration Statement, the Specified Customer is not obligated to purchase any minimum quantity of vehicles under the MPA. As disclosed in the Registration Statement, to date, the Specified Customer has submitted one purchase order under the MPA for the purchase of 10 Lion6 trucks, which represent, in terms of the number of units, less than 3% of the Company’s book of purchase orders as of the date hereof. Further, the MPA may be terminated by the Specified Customer at any time without cause upon six months’ prior written notice to the Company.

Securities and Exchange Commission

February 10, 2021

Therefore, we believe that the MPA is not required to be filed as an exhibit to the Registration Statement.

In response to the Staff’s comment related to the disclosure of the terms of the agreement, the Company has revised its disclosure on page 146 of the Amended Registration Statement.

Manufacturing and Production

Supply Chain, page 144

23.	Please file the supply contract with Romeo Systems as an exhibit to the proxy statement/prospectus, or please explain why you do not believe you are required to do so.

RESPONSE: In response to the Staff’s comment, the supply contract with Romeo Systems will be filed as an exhibit to the proxy statement/prospectus. The disclosure in the proxy statement/prospectus has been revised accordingly.

Common Equity Warrant Issued to Warrantholder, page 184

24.	Please revise to disclose the right of first notice granted to Amazon.com NV Investment Holdings LLC.

RESPONSE: In response to the Staff’s comment related to the disclosure of the terms of the Specified Customer Warrant, the Company has revised its disclosure on page 186 of the Amended Registration Statement.

Financial Statements

The Lion Electric Company December 31, 2019 Financial Statements

Notes to the Consolidated Financial Statements

3. Summary of Accounting Policies

3.8 Property, plant and equipment, page F-43

25.	Please tell us, and revise to disclose as necessary, your definition of rolling stock.

RESPONSE: The caption rolling stock in the financial statements includes automobiles and trucks acquired and used by the Company. The Company uses rolling stock as a more general term to include different types of vehicles that it may own. Given the amount related to rolling stock is not material, the Company does not believe it is necessary to provide additional information regarding its definition of rolling stock.

Securities and Exchange Commission

February 10, 2021

8. Leases, page F-56

26.

Please revise to include all disclosures required by IFRS 16. In this regard, please disclose the depreciation charge for right-of-use assets by class of underlying asset, Interest expense on lease liabilities, and the expense relating to short-term leases.

Refer to paragraph 53 of IFRS 16 or revise note 8 to cross reference the disclosure from other parts of your financial statements per IFRS 16, paragraph 52.

RESPONSE: As indicated in Staff’s comment, paragraph 53 of IFRS 16 sets out the required disclosures with respect to leases. Accordingly, please note the following:

a)

With respect to the depreciation charge for the right-of use assets by class of underlying asset, such amount is presented directly in the reconciliation of the right-of-use assets for each of the assets directly in Note 8. As an example, for 2019 the amortization of the Premises and the Rolling stock was $583,947 and $69,263, respectively. Accordingly, the Company does not believe that any revisions to the current disclosures are required;

b)

With respect to the interest expense on lease liabilities, the amounts were concluded not to be material and accordingly have not been presented separately in Note 8. However, these amounts have been disclosed separately in Note 15, Finance costs, and in Note 18, Additional information included in the consolidated statement of cash flows. For future financial statements, should the amount become material, the interest expense on lease liabilities will be either disclosed separately in the Note itself or a cross reference to the Note in which such information is disclosed will be added.

The Company did not have any material expense relating to short-term leases. Should such expense become material in future financial statements, such expense will be disclosed separately in the Note on leases.

27.

In a related matter, we note no disclosure concerning your initial adoption of IFRS 16. Please revise to include footnote disclosure of your adoption of recent accounting pronouncements in accordance with IAS 8, paragraph 28.

RESPONSE: The Company undertook to transition to IFRS as of November 1, 2016 as part its preparation to potentially become a publicly listed entity. IFRS 1, paragraph 7, indicates that “An entity shall use the same accounting policies in its opening IFRS statement of financial position and throughout all periods presented in its first IFRS financial statements” and that “those accounting policies shall comply with each IFRS effective at the end of its first IFRS reporting period.” The Company’s first IFRS financial statements are for the year ended December 31, 2018 and the 14-month period ended December 31, 2017 with a transition date of November 1, 2016.

In addition, paragraph 8 of IFRS 1 indicates that “An entity shall not apply different versions of IFRSs that were effective at earlier dates. An entity may apply a new IFRS that is not yet mandatory if that IFRS permits early application.” While IFRS 16 was effective for reporting periods beginning on or after January 1, 2019, earlier adoption was permitted and therefore the Company early adopted IFRS 16 as part of its first IFRS financial statements in order to comply with IFRS 1 paragraphs 7 and 8. Consequently, disclosure of the initial adoption of IFRS 16 is presented in financial statements that are prior to those included as part of the requirements of this F-4 filing.

Securities and Exchange Commission

February 10, 2021

The Lion Electric Company Interim Financial Statements

Notes to the Condensed Interim Consolidated Financial Statements for the three-month and nine-month periods ended September 30, 2020 and 2019

Note 10. Share-Based Employee Remuneration, page F-94

28.

We note that during 2020, you revalued the stock options granted prior to 2020 and the table on page F-95 indicates that the weighted-average share price at the date of grant was CA$31.16. Please reconcile this with the information on page F-67 regarding the options issued during 2019 and 2018 (prior to 2020) with a share price at date of grant of CA$3.85.

RESPONSE: The Company’s stock options could be required to be settled in cash. Accordingly, such stock options are accounted for as a liability in the consolidated statement of financial position. Such liability is remeasured at each reporting date reflecting the changes in the assumptions used. Accordingly, the table on page F-95 reflects the assumptions as of September 30, 2020 for the options issued prior to 2020. The weighted average share price of CA$31.16 reflects the fair value of the Lion Common Shares as of September 30, 2020. Therefore, the caption of that line on page F—95 which currently reads “Weighted average share price at date of grant (CA$)”, should simply read “Fair value of share price as of reporting date (CA$).” The Company will ensure that the proper caption will be reflected in future financial statements. For a discussion on the establishment of the exercise price of stock options, please refer to the response to comment 29 below.

29.

Your disclosure on page F-66 indicates that the exercise price of options cannot be below the fair value of the common shares on the grant date. In this regard, please tell us how you determined a fair value of CA$31.16 during 2020 versus the prior fair value of CA$3.85 in 2019 and 2018.

RESPONSE: In October 2017, the Company concluded a number of concurrent private placements (the “Private Placements”) with three investors, including Power Energy Corporation (the “Private Placement Investors”), pursuant to subscription agreements entered into on October 31, 2017 among the Company and each of the Private Placement Investors. In connection with the Private Placements, Power Energy Corporation also concluded a series of concurrent share purchases (the “Secondary Share Purchase”) with a number of shareholders of the Company (the “Selling Shareholders”) pursuant to a share purchase agreement entered into on October 31, 2017 among Power Energy Corporation and the Selling Shareholders. The equity valuation of the Company negotiated among the Private Placement Investors and the Company, in respect of the Private Placements, and Power Energy Corporation and the Selling Shareholders, in respect of the Secondary Share Purchase, reflected a price per Lion Common Share of C$3.8544. Such per share valuation subsequently served as the basis for the exercise price of the stock options granted in 2018.

Securities and Exchange Commission

February 10, 2021

In April 2019, the Company effected a redemption of all of the common shares held by an individual shareholder of the Company pursuant to a share purchase agreement entered into on April 17, 2019 among the Company and such shareholder. The equity valuation of the Company negotiated among the Company and the shareholder in question reflected a price per Lion Common Share of C$3.8544. Such per share valuation subsequently served as the basis for the exercise price of the stock options granted in 2019.

Finally, as described in the Registration Statement, on July 1, 2020, the Company entered into the MPA and the Specified Customer Warrant with the Warrantholder. The equity valuation of the Company negotiated among Lion and the Warrantholder resulted in an exercise price per Lion Common Share for the Specified Customer Warrant of US$23.36 (or C$31.16). Such per share valuation subsequently served as the basis for the exercise price of the stock options granted in 2020.

*        *        *         *        *

Securities and Exchange Commission

February 10, 2021

Please direct any questions that you have with respect to the foregoing, or if any additional supplemental information is required by the Staff, please contact E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629 or David Tardif of Stikeman Elliott LLP at (514) 397-3677.

Very truly yours,

THE LION ELECTRIC COMPANY

By:	/s/ Nicolas Brunet
Name:	Nicolas Brunet
Title:	Executive Vice-President and Chief Financial Officer

Enclosures

cc:	E. Ramey Layne, Vinson & Elkins L.L.P.

David Tardif, Stikeman Elliott LLP

Ian Robertson, Northern Genesis Acquisition Corp.

Jim Goettsch, Husch Blackwell LLP